Exhibit 3.56

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS FILED 12:05 PM 12/04/2000

001604591 - 3292018

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

WESTMORELAND- KNIFE RIVER ACQIDSITION CORP.

lt is hereby certified that:

1. The name of the corporation is Westmoreland- Knife River Acquisition Corp. (the

‘Corporation’’).

2. The certificate of incorporation of the Corporation is hereby amended by deleting

Article 1 thereof and by substituting in lieu of said Article the following new Article:

ARTICLE 1. NAME

The name of this corporation is Dakota Westmoreland Corporation

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by Paul W. Durham, its authorized officer, on the 4th day of December, 2000.

By:

Title:

** TOTRL PRGE.02 **